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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 3

                        State Auto Financial Corporation
                        --------------------------------
                            (Name of Subject Company)

                        State Auto Financial Corporation
                        --------------------------------
                      (Name of Person(s) Filing Statement)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                   855-707105
                                   ----------
                      (CUSIP Number of Class of Securities)

                              John R. Lowther, Esq.
              Senior Vice President, General Counsel and Secretary
                        State Auto Financial Corporation
                              518 East Broad Street
                            Columbus, Ohio 43215-3976
                                 (614) 464-5000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications on
                    Behalf of the Person(s) Filing Statement)

                                 with copies to:

                              John P. Beavers, Esq.
                              Bricker & Eckler LLP
                             100 South Third Street
                              Columbus, Ohio 43215
                                 (614) 227-2361
                                 --------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                TABLE OF CONTENTS

                                                                          Page
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
Item 4.    The Solicitation or Recommendation............................   1
Item 9.    Exhibits......................................................   1


                                       ii
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This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 as amended and restated by Amendment No. 1 filed on September 12, 2003.

Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 1 to the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

      Item 4 is amended and supplemented by adding at the end of the discussion under the heading "Background" the following:

            On October 27, 2003, the Company mailed a letter to its shareholders advising them of their ability to withdraw any Shares tendered pursuant to the Tender Offer, and instructing such shareholders as to where to procure the withdrawal form or additional information concerning the withdrawal of tendered Shares. A copy of the October 27, 2003 letter to STFC's shareholders is attached as Exhibit 99a(10). On the same date, the Company made available to its shareholders, upon request, a form of Notice of Withdrawal which may be used by STFC shareholders to withdraw Shares previously tendered into the Tender Offer, and instructions related thereto (the "Notice of Withdrawal"). A copy of the Notice of Withdrawal is attached as Exhibit 99a(11).

ITEM 9. EXHIBITS.

Item     Exhibit
No.      No.      Description of Exhibit
------   -------  ----------------------
a(1)     99a(1)   STFC Press Release issued September 2, 2003(1)

a(2)     99a(2)   Letter from State Auto Mutual to Shepard dated June 4, 2003(1)

a(3)     99a(3)   Letter from State Auto Mutual to Shepard dated June 13, 2003(1)

a(4)     99a(4)   Letter from State Auto Mutual to Shepard dated June 30, 2003(1)

a(5)     99a(5)   Letter from Robert H. Moone, Chairman and Chief Executive
                  Officer of STFC, to Shepard dated September 2, 2003(1)

a(6)     99a(6)   Letter from Robert H. Moone, Chairman and Chief Executive
                  Officer of State Auto Mutual, to Shepard dated September 2,
                  2003(1)

a(7)     99a(7)   Letter from Robert H. Moone, Chairman and Chief Executive
                  Officer of STFC, to Shepard dated June 6, 2003(2)

a(8)     99a(8)   Letter to STFC's shareholders dated September 12, 2003(2)

a(9)     99a(9)   STFC Press Release issued October 16, 2003(3)

a(10)    99a(10)  Letter to STFC's shareholders dated October 27, 2003(4)

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
Item     Exhibit
No.      No.      Description of Exhibit
------   -------  ----------------------
a(11)    99a(11)  Form of Notice of Withdrawal and instructions related thereto(4)

e(1)     99e(1)   STFC 2003 Proxy Statement(1)

e(2)     99e(2)   Amended and Restated Put Agreement(1)

e(3)     99e(3)   Amended and Restated Credit Agreement(1)

e(4)     99e(4)   Amended and Restated Standby Purchase Agreement(1)

e(5)     99e(5)   STFC Code of Regulations(1)

e(6)     99e(6)   Indemnification Agreement(1)


1     Included with the Company's Solicitation/Recommendation Statement on
      Schedule 14D-9 originally filed by STFC on September 2, 2003.

2 Included with Amendment No. 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by STFC on September 12, 2003.

3 Included with Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by STFC on October 20, 2003.

4     Filed with this Amendment.


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          STATE AUTO FINANCIAL CORPORATION

Dated:  October 27, 2003                  By /s/ John R. Lowther
                                            ----------------------------------
                                                 John R. Lowther
                                                 Senior Vice President,
                                                 General Counsel and Secretary


                                       2
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                                  EXHIBIT INDEX

Item     Exhibit
No.      No.      Description of Exhibit
------   -------  ----------------------
a(1)    99a(1)   STFC Press Release issued September 2, 2003(1)

a(2)    99a(2)   Letter from State Auto Mutual to Shepard dated June 4, 2003(1)

a(3)    99a(3)   Letter from State Auto Mutual to Shepard dated June 13, 2003(1)

a(4)    99a(4)   Letter from State Auto Mutual to Shepard dated June 30, 2003(1)

a(5)    99a(5)   Letter from Robert H. Moone, Chairman and Chief Executive
                 Officer of STFC, to Shepard dated September 2, 2003(1)

a(6)    99a(6)   Letter from Robert H. Moone, Chairman and Chief Executive
                 Officer of State Auto Mutual, to Shepard dated September 2,
                 2003(1)

a(7)    99a(7)   Letter from Robert H. Moone, Chairman and Chief Executive
                 Officer of STFC, to Shepard dated June 6, 2003(2)

a(8)    99a(8)   Letter to STFC's shareholders dated September 12, 2003(2)

a(9)    99a(9)   STFC Press Release issued October 16, 2003(3)

a(10)   99a(10)  Letter to STFC's shareholders dated October 27, 2003(4)

a(11)   99a(11)  Form of Notice of Withdrawal and instructions related thereto(4)

e(1)    99e(1)   STFC 2003 Proxy Statement(1)

e(2)    99e(2)   Amended and Restated Put Agreement(1)

e(3)    99e(3)   Amended and Restated Credit Agreement(1)

e(4)    99e(4)   Amended and Restated Standby Purchase Agreement(1)

e(5)    99e(5)   STFC Code of Regulations(1)

e(6)    99e(6)   Indemnification Agreement(1)


1     Included with the Company's Solicitation/Recommendation Statement on
      Schedule 14D-9 originally filed by STFC on September 2, 2003.

2 Included with Amendment No. 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by STFC on September 12, 2003.

3 Included with Amendment No. 2 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by STFC on October 20, 2003.

4     Filed with this Amendment.